EXHIBIT 99.1

March 27, 2026	510 Burrard Street, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: FIRST MINING GOLD CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 21, 2026
Record Date for Voting (if applicable) :	April 21, 2026
Beneficial Ownership Determination Date :	April 21, 2026
Meeting Date :	June 09, 2026
Meeting Location (if available) :	No
Issuer sending proxy related materials directly to NOBO:	Vancouver, BC
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	320890106	CA3208901064

Sincerely,

Computershare

Agent for FIRST MINING GOLD CORP.